UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 22, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

22 March 2022

Barclays PLC

Notice of Annual General Meeting

Barclays PLC ("Barclays" or the "Company") announces that its 2022 Annual General Meeting ("AGM") will be held on Wednesday, 4 May 2022 at 11:00am at Manchester Central Complex, Petersfield, Manchester M2 3GX and electronically on an online platform.

In connection with the AGM, the following documents have been posted or made available to shareholders today:

1.    Notice of the 2022 AGM;
2.    Proxy forms for the 2022 AGM; and
3.    Barclays' Climate Strategy, Targets and Progress 2022

The Notice of AGM is also available online at home.barclays/agm

At the AGM, we will be offering shareholders a 'Say on Climate', asking them to vote to endorse our climate strategy, targets and the progress we have made since 2020 when we announced our ambition to be a net zero bank by 2050. This is all set out in a document, Barclays' Climate Strategy, Targets and Progress 2022, which is available online at home.barclays/climate-change

In accordance with Listing Rule 9.6.1, a copy of the Notice of the 2022 AGM and the Proxy forms for the 2022 AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Please monitor our website at home.barclays/agm for any announcements and updates on arrangements for the AGM, including any updates which may be required due to the ongoing COVID-19 pandemic. Any changes to the AGM arrangements will also be announced through the London Stock Exchange.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays.